September 25, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Manor Care, Inc.
                  Registration Statement on Form S-3
                  (Commission File No. 333-15775)

Ladies and Gentlemen:

     On behalf of Manor Care, Inc., a Delaware corporation (the "Registrant"), and in accordance with Rules 477 and 478 under the Securities Act of 1933, as amended, we hereby apply for withdrawal of the Registrant's Registration Statement on Form S-3 (the "Registration Statement") filed with the Securities and Exchange Commission on November 7, 1996.

     The Registrant has not issued or sold any securities pursuant to the Registration Statement and, in light of the merger of Catera Acquisition Corp., a wholly owned subsidiary of Health Care and Retirement Corporation, with and into the Registrant effective as of September 25, 1998, does not intend to do so in the future.

     Please issue an order granting withdrawal of the Registration Statement and forward a copy of such order to the undersigned at (301) 979-4007. If you should have any questions with regard to this application for withdrawal, please do not hesitate to contact Ling Chow of Cahill Gordon & Reindel at (212) 701-3164, or me at (301) 979-4265.

                                  MANOR CARE, INC.


                                  By:  /s/ James H. Rempe
                                      --------------------------------
                                          James H. Rempe
                                          Senior Vice President,
                                          General Counsel and
                                          Secretary